JPMorgan Trust I

270 Park Avenue

New York, New York 10017

VIA EDGAR

September 11, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I – File No. 811-21295 – Post-Effective Amendment No. 512

Dear Ms. White:

This letter is in response to the comments you provided on September 1, 2017 for Post-Effective Amendment No. 512 (“PEA 512”) to the Registration Statement for JPMorgan Trust I (the “Trust”) with respect to JPMorgan Short Duration High Yield Fund (to be named JPMorgan Short Duration Core Plus Fund) (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 on or about September 25, 2017 with an effective date of September 29, 2017. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s Registration Statement.

SUPPLEMENT DATED SEPTEMBER 29, 2017 (THE “SUPPLEMENT”) COMMENTS

1.	Comment: In the Supplement included in PEA 512, “Smaller Company Risk” provides that the Fund’s investments in smaller cap companies may be riskier “[a]s the Fund transitions from the Old Strategy to the New Strategy.” Please consider revising the introduction to the risk so that is similar to the introductory sentence under “High Yield Securities and Loan Risk.”

Response: “Smaller Company Risk” in the supplement will be revised as follows (changes redlined):

Smaller Company Risk. Under the Old Strategy, the Fund could invest in smaller cap companies as part of its principal investment strategy. ~~As the Fund transitions from the Old Strategy to the New Strategy, t~~ The Fund’s investment in smaller cap companies may be riskier, less liquid, more volatile and more vulnerable to economic, market and industry changes than investments in larger, more established companies . . .

PROSPECTUS COMMENTS

Cover

2.	Comment: Please update the tickers in the EDGAR system if they change as a result of the name change.

Response: The tickers will not change as a result of the name change.

Fee Table

3.	Comment: Please confirm whether the fee waivers presented in the table are subject to recoupment and if so, please include disclosure in the footnote to the fee table.

Response: The Fund confirms that the fee waivers are not subject to recoupment.

Main Investment Strategies

4.	Comment: The Risk/Return Summary indicates that the Fund may invest a significant portion of its assets in mortgage-backed securities. If any mortgage-backed securities are private and below investment grade, please indicate in correspondence the percentage of the Fund’s assets that the Fund intends to use in correspondence. Depending upon the percentage, the Staff may have additional comments.

Response: The use of below investment grade, private mortgage-backed securities is not expected to be a principal investment strategy of the Fund and the portfolio management team anticipates that it will not invest more than 5% of the Fund’s assets in such securities.

5.	Comment: The Risk/Return Summary provides that the Fund may use “relative value strategies involving credit-oriented trades.” Please disclose in the Risk/Return Summary what is meant by “credit-oriented trades.”

Response: The disclosure will be revised in the Risk/Return Summary as follows (changes redlined):

In addition to the mortgage dollar rolls as described above, the Fund may utilize other relative value strategies involving ~~credit-orient trades~~ credit derivatives on a single security or instrument or on indices of securities or instruments, combinations of derivatives, and combinations of derivatives and fixed income securities

6.	Comment: The Risk/Return Summary discloses that, in buying and selling investments for the Fund, the adviser looks for market sectors and individual securities that “it believes will perform well over time.” This disclosure focuses on purchases of securities. Please include additional detail concerning how the adviser determines when an investment should be sold.

Response: The following disclosure will be added to the investment process:

“Generally, the adviser will sell a security when, based on fundamental credit analysis and the considerations described above, the adviser believes the issuer’s credit quality or the investment’s valuation will materially deteriorate or when the adviser believes that there is better relative value available in the market in other investments.”

Main Risks

7.	Comment: The Risk/Return Summary for the Fund includes “Industry and Sector Focus Risk.” If the Fund will focus on a sector, industry or geographic region, please disclose the Fund’s focus and associated risk.

Response: The Fund does not currently intend to focus its investments in a particular sector, industry or geographic region but certain investments used by the Fund as part of its principal investment strategies may be impacted by the performance of various sectors or industries. The Fund believes that the risks of these investments are already disclosed in the Risk/Return Summary and therefore additional risk disclosure should not be added to the Industry and Sector Focus Risk. For example, the prospectus discloses separately the risks associated with Asset-Backed, Mortgage-Related and Mortgage-Backed Securities.

Management

8.	Comment: Please reference September before the year in the portfolio manager table as the Portfolio Managers did not manage the Fund for all of 2017.

Response: The proposed change will be made.

More About the Fund – Credit Quality

9.	Comment: On page 9, please separate the heading “Credit Quality” from the text. Due to the current formatting, the section looks like a continuation of “Additional Strategies” rather than a separate section.

Response: The requested change will be made.

More About the Fund – Main Risks

10.	Comment: The “High Yield Securities Risk” disclosure indicates that the Fund may invest in debt securities of smaller, newer companies. Please add disclosure to the front of the prospectus if such investments are used as part of the Fund’s principal investment strategy.

Response: As indicated in the Supplement, smaller company investments will not be used as part of the Fund’s principal investment strategy. The risk disclosure will be revised to reflect that smaller company risk is not a principal risk of the Fund.

11.	Comment: The “Derivatives Risk” disclosure indicates that “engaging in short sales” will result in a form of leverage. Please disclose that the Fund will engage in short sales in the strategy disclosure or alternatively remove the reference from the risk disclosure.

Response: The reference to short selling will be removed from the risk disclosure. The Fund does not engage in short selling whereby it borrows a security it does not own.

More About the Fund – Additional Risks

12.	Comment: The “Convertible Securities Risk” disclosure indicates that the Fund may invest in contingent convertible securities (“CoCos”). Please indicate the percentage that the Fund intends to invest in CoCos in correspondence. Depending upon the percentage, the Staff may have additional comments.

Response: The Fund anticipates that its investments in CoCos will be less than 5% of the Fund’s assets and will not be used as part of the Fund’s principal investment strategy.

13.	Comment: The “CLN Risk” does not reference what the acronym means. Please revise accordingly.

Response: The disclosure will be re-named to “Credit Linked Note Risk.”

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213 4042.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary